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SEC FILE NUMBER
8-24152

SEC Mail Processing

MAR 07 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JUDGE & ASSOCIATES INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

495 BELL DRIVE
(No. and Street)

DES PLAINES	ILLINOIS	60016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALICE JUDGE	847-204-8296	judge_alice@yahoo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRADFORD R. DOOLEY & ASSOCIATES
(Name – if individual, state last, first, and middle name)

209 W JACKSON BLVD STE 404	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

MARCH 24, 2009	3429
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ALICE JUDGE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JUDGE & ASSOCIATES INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Alice J. Judge*

Title: PRESIDENT

Sworn and subscribed to me on the 18 day of February, 2022

[signature]
Notary Public

SVETLANA MARALYUK
Notary Public - State of Florida
Commission # HH 195637
My Comm. Expires Nov 7, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Judge & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Judge & Associates, Inc. as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Judge & Associates, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Judge & Associates, Inc.'s management. Our responsibility is to express an opinion on Judge & Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Judge & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, which is comprised of the Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1, Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3, and Information Relating to Possession and Control Requirements pursuant to Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Judge & Associates, Inc.'s financial statements. The supplemental information is the responsibility of Judge & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Judge & Associates, Inc.'s auditor since 2003.

Bradford R. Dooley & Associates

Chicago, Illinois
February 18, 2022

JUDGE & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$10,350
Accounts Receivable	$1,579
Total Assets	**$11,929**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable	$1,579
Liabilities	**$1,579**

STOCKHOLDER'S EQUITY

Common stock, $1par value, 1,000 shares authorized, issued and outstanding	$1,000
Paid-in Capital	$9,350
Retained Earnings	$ 0
Total stockholder's equity	**$10,350**
Total Liabilities and stockholder's equity	**$11,929**

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue	
Commissions and fees	$16,804
Total Revenue	**$16,804**
Expenses	
Dues, fees and assessments	$ 4,769
Medical Expenses	$ 4,335
Rent Expenses	$ 3,000
Office Expense	$ 2,000
Auto Expenses	$ 2,700
Total Expenses	**$16,804**
Net Income	**$ - 0 -**

The accompanying notes to the financial statement are an integral part of this statement.

JUDGE & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance, Beg. of Year	$1,000	$9,350	$ 0	$10,350
Net Income for the Year	0	0	0	0
Balance, End of Year	$1,000	$9,350	$0	$10,350

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Provided by Operating Activities

Net Income	$ 0	
Increase in Accounts Receivable	$(269)	
Increase in Accounts Payable	$269	
Net cash from (to) operating activities		$ 0
Net increase (decrease) in cash		$ 0
Cash at beginning of year		$10,350
Cash at end of year		$10,350

Supplemental Information:

The following cash amounts were paid during the year ending December 31, 2021 for:

Interest Expense	$ 0
Income Taxes	$ 0

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

(1) Organization and Nature of Business

The Company was incorporated in Illinois on August 28, 1979.

The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. The Company is engaged **in** the sale of mutual funds.

(2) Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements **in** conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related revenue and expenses are recorded on the settlement date.

The Company recognizes revenue in accordance with FASB, Topic 606. Commissions earned from the sale of mutual funds, investment company shares and mutual fund trail commissions represent Judge & Associates' major portion of the business. For all income categories, Judge & Associates, Inc. considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b)The Fee is fixed or able to be determinable; c)Performance has occurred; and d) Collectibility is reasonably assured.

Securities Owned

Securities are valued at quoted market value. The resulting difference between cost and market value is included in income.

Cash Flows

The Company's policy is to include cash on hand and amounts due from banks in the reporting of cash flows.

(3) Related Party Transactions

The Company has entered into leasing arrangements whereby the Company pays the sole shareholder $225 per month for an auto lease and $250 per month for office rent. These activities resulted in auto expense of $2,700 and rent expense of $3,000 during the year ended December 31, 2021. There are no amounts outstanding as of December 31, 2021 and these payments are continuing on a monthly basis.

(4) Net Capital Requirements

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2021, the Company had net capital and net capital requirements of $8,771 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(5) **Additional Paid In Capital**

During the year ended December 31, 2000, pursuant to a resolution of the Board of Directors, the Company shareholder contributed $3,317 of additional paid in capital to the Company.

(6) **Accounting For Uncertainty In Income Taxes**

The company recognizes and measures its unrecognized tax benefits in accordance with the provisions of Accounting Standards Codification, *Income Taxes* (ASC 740). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that is has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

The Company's earliest tax return subject to examination is the year ended December 31, 2018.

(7) **Exemption From SEC Rule 15c3-3**

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC Rule 15c3-3.

(8) **Subsequent Events**

In accordance with the provisions set forth **in** FASB ASC Topic 855, *Subsequent Events,* management has evaluated subsequent events through February 18, 2022 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

Judge & Associates, Inc.

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2021

Computation of net capital

Total members' equity		$10,350
Deduct members' equity not allowable for net capital		$ 0
Total members' equity qualified for net capital		$10,350
Deductions and/or charges:		
Nonallowable assets:		
Accounts Receivable	$ 1,579	
Furniture and equipment	$ 0	$1,579
Net capital before haircuts on securities positions		$8,771
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 0	0
Net Capital		$8,771

Computation of basic capital requirement

Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$5,000
Net capital in excess of net capital requirement	$3,771

Computation of aggregate indebtedness

Aggregate indebtedness	$1,579
Ratio of aggregate indebtedness to net capital	% 18

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2021.

See Auditor's Report.

JUDGE & ASSOCIATES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2021

The Company did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts.

JUDGE & ASSOCIATES, INC.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2021

The Company did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts.

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2021.

See Auditor's Report.

JUDGE & ASSOCIATES, INC.

REVIEW OF EXEMPTION REPORT

DECEMBER 31, 2021

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Judge & Associates, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Judge & Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 18, 2022

JUDGE & ASSOCIATES, INC.

EXEMPTION REPORT

Judge & Associates (the Company) is a registered broker dealer subject to Rule 17a5 promulgated by the Securities and Exchange Commission (17c. F. R f240.07a5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17.cF.R. $240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17c. F.R. f240.bc3-3 under the following provisions of 17c.F.R.$240.15c3-3(k)(1).

2. The Company met the identified exemption provisions in 17c. F.R. f240.15c3-3(k)(l) throughout the most recent fiscal year without exception.

Judge & Associates, Inc.

I, Alice J. Judge, swear (or affirm) that to the best of my knowledge and belief, this exemption report is true and correct.

Alice J. Judge

Alice J. Judge

President

Date: 2/18/2022